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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              The Dress Barn, Inc.
                              --------------------
                       (Name of Subject Company (Issuer))

                              The Dress Barn, Inc.
                              --------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   261570-10-5
                                   -----------
                      (CUSIP Number of Class of Securities)

                                 David R. Jaffe
                              The Dress Barn, Inc.
                                30 Dunnigan Drive
                             Suffern, New York 10901
                                 (845) 369-4500
                  (Name, address and telephone number of person
  authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                              Steven L. Kirshenbaum
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                            CALCULATION OF FILING FEE

    Transaction Valuation*                   Amount of Filing Fee*
             N/A                                     N/A


* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.




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Amount Previously Paid:       N/A            Filing Party:     N/A
                            -------                          -------

Form or Registration No.:     N/A            Date Filed:       N/A
                            -------                          -------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the preliminary communications and the pre-commencement communications of an offer by The Dress Barn, Inc., a Connecticut corporation ("Dress Barn"), to purchase up to 8,000,000 shares of common stock, par value $.05 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit 99(a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         Dress Barn has not commenced the offer that is referred to in this communication. Upon commencement of such offer, Dress Barn will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Shareholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and will be delivered without charge to all shareholders of Dress Barn.

Item 12.  Exhibits.

Exhibit No. 99

      (a)(5) Press Release, dated September 18, 2002

      Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.